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FORM 4
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                                                             OMB APPROVAL
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                                                       OMB Number      2236-0287
                                                     Expires:   February 1, 2000
                                                      Estimated average burden:
                                                              0.5 hours
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Smith            Alan               J.        Halsey Drug Co., Inc.        Symbol: HDG        Issuer
-------------------------------------------    --------------------------------------------      X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
c/o Halsey Drug Co.                               Number of Reporting        Month/Year             Officer (give    Other (Specify
695 N. Perryville Rd. Bldg. 2                     Person (Voluntary)            2/99            ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
Rockford       Illinois            61107                                    Date of Original  7. Individual or Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     X   Form filed by One Reporting Person
                                                                            ------------      __
                                                                                              __  Form filed by more than one
                                                                                                  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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         Common Stock                                                                         4,600              D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (over)
          * If the Form is filed by more than one person, see Instruction 4(b)(v).                                   SFC 1474 (3/91)

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Convertible Debentures                                          (1)            3/10/98 3/10/03    Common   6,667
                                                                                                  Stock
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Stock Purchase Warrants                                         (1)            3/10/98 3/10/05    Common   1,010
                                                                                                  Stock
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Stock Purchase Warrants                                         (1)            3/10/98 3/10/05    Common   1,010
                                                                                                  Stock
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5% Convertible Senior       $1.50      6/15/98      A4          (2)            6/15/98   **       Common  1,602.66
   Secured Notes                                                                                  Stock
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     Warrant                $1.50      6/15/98      A4          (2)            6/15/98 6/15/05    Common   243
                                                                                                  Stock
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     Warrant               $2.375      6/15/98      A4          (3)            6/15/98 6/15/05    Common   243
                                                                                                  Stock
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10% Convertible Senior    $1.3313      12/7/98      A4          (3)            12/7/98    *       Common  6,009
      Secured Notes                                                                               Stock
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     Warrants             $1.3313     12/7/98       A4          (3)            12/7/98 12/7/05    Common    800
                                                                                                  Stock
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  Non-qualified           $1.225      2/18/99       A          10,000            (4)   12/19/09   Common  10,000
  stock option                                                                                    Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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   Convertible Debentures     6,667                       D
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Stock Purchase Warrants       1,010                       D
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Stock Purchase Warrants       1,010                       D
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5% Convertible Senior
   Secured Notes             1,602.66                     D
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     Warrant                   243                        D
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     Warrant                   243                        D
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10% Convertible Senior        6,009                       D
    Secured Notes
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     Warrants                   800                       D
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    Non-qualified            20,000                       D
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Explanations:

(1) Acquired in connection with a private offering on 3/10/98 consisting of a Convertible Debenture exercisable at any time and
    Warrants to purchase shares of common stock (1,010 shares of which are presently exercisable at $1.50 per share and 1,010 shares of which are presently exercisable at $2.38 per share).
(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture exercisable at any time; and
    (ii) Warrants to purchase shares of common stock (243 shares of which are presently exercisable at $1.50 per share, and 243 shares of which are presently exercisable at $2.375 per share).
(3) Acquired in connection with a loan in principal amount of $8,000 made pursuant to the First Amendment to the Amended, Restated
    and Consolidated Bridge Loan Agreement dated as of December 7, 1998 consisting of: (i) a 10% Convertible Senior Secured Note;
    and (ii) Warrants to purchase common stock which are presently exercisable at $1.3313 per share.
(4) Options vest over twelve (12) months: 2,500 on 5/18/99; 2,500 on 8/18/99; 2,500 on 11/18/99 and final 2,500 options on 2/18/00.
*   Payable on May 30, 19999 to the Holder (Alan Smith).
**  Payable on March 15, 2003 to the Holder (Alan Smith).

Intentional misstatements or omissions of facts constitute Federal         /s/ Alan J. Smith               March 9, 1999
Criminal Violations.                                                         ------------------------------- -------------
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   **Signature of Reporting Person      Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid QMB Number.
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